December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (212) 715-8280

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

> **Re:** **Vishay Intertechnology, Inc.**
> **Definitive 14A**
> **Filed April 16, 2007**
> **File No. 001-07416**

Dear Mr. Dienstag:

We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   Please have Vishay Intertechnology provide in writing the three bullet point representations set forth at the end of our prior comment letter.

Incentive Compensation, page 21

2.   We note your response to our prior comment 6. However, based on the information you have provided in your response, it would appear that the disclosure requested in our prior comment is required. Please see Question 5.02 of the Compliance and Disclosure Interpretations for Item 402 of Regulation S-K found on our website at http://www.sec.gov. Please confirm in future filings you will provide this information in your Grants of Plan Based Awards table.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel